                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                              --------------------

                             SFX ENTERTAINMENT, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                   787 178 105
                                 (CUSIP Number)

                              ROBERT F.X. SILLERMAN
                         650 MADISON AVENUE, 16TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 838-3100
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With a copy to:
                            DANIEL A. NINIVAGGI, ESQ.
                                WINSTON & STRAWN
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 294-6700


                                FEBRUARY 29, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]



                                  SCHEDULE 13D

---------------------------------------------------------------------------------------------------------------
CUSIP No.    784 178 105
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Robert F.X. Sillerman

---------------------------------------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                (a) |X|
                                                                                                     (b)
---------------------------------------------------------------------------------------------------------------
3.   SEC USE ONLY
---------------------------------------------------------------------------------------------------------------
4.  SOURCE OF FUNDS                                                                                   PF

---------------------------------------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                                                     [ ]
---------------------------------------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America
---------------------------------------------------------------------------------------------------------------
  NUMBER OF SHARES                          7.       SOLE VOTING POWER -                          9,453,216(*)
BENEFICIALLY OWNED
  EACH PERSON WITH
---------------------------------------------------------------------------------------------------------------
                                            8.       SHARED VOTING POWER -                                   0

---------------------------------------------------------------------------------------------------------------
                                            9.       SOLE DISPOSITIVE POWER -                     7,806,726(*)

---------------------------------------------------------------------------------------------------------------
                                            10.      SHARED DISPOSITIVE POWER -                              0

---------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                             9,453,216(*)

---------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                                                [ ]
---------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                           13.8%
---------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON                                                                      IN
---------------------------------------------------------------------------------------------------------------

* Assumes the conversion by Mr. Sillerman of the 2,286,253 shares of Class B Common Stock, par value $.01 per share, of SFX Entertainment, Inc., beneficially owned by him into shares of Class A Common Stock, par value $.01 per share, of SFX Entertainment, Inc.

                                  SCHEDULE 13D

-----------------------------------------------------------------------------------------------------------------------
CUSIP No.  784 178 105
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Howard J. Tytel

-----------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a)  |X|
                                                                                                          (b)
-----------------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY
-----------------------------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

                  Not Applicable

-----------------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                          [ ]
-----------------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America

-----------------------------------------------------------------------------------------------------------------------
  NUMBER OF SHARES                          7.       SOLE VOTING POWER -                                            0
BENEFICIALLY OWNED BY
  EACH PERSON WITH
-----------------------------------------------------------------------------------------------------------------------
                                            8.       SHARED VOTING POWER -                                          0

-----------------------------------------------------------------------------------------------------------------------
                                            9.       SOLE DISPOSITIVE POWER                                 1,291,311

-----------------------------------------------------------------------------------------------------------------------
                                            10.      SHARED DISPOSITIVE POWER -                                     0

-----------------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                       1,291,311

-----------------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                     2%

-----------------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON                                                                             IN
-----------------------------------------------------------------------------------------------------------------------


                                  SCHEDULE 13D

------------------------------------------------------------------------------------------------------------------------
CUSIP No.  784 178 105
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Sillerman Communications Management Corporation

------------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) |X|
                                                                                                          (b)
------------------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

                  Not Applicable

------------------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                          [ ]
------------------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York

------------------------------------------------------------------------------------------------------------------------
  NUMBER OF SHARES BENEFICIALLY OWNED BY    7.       SOLE VOTING POWER -                                    59,015
             EACH PERSON WITH
------------------------------------------------------------------------------------------------------------------------
                                            8.       SHARED VOTING POWER -                                       0

------------------------------------------------------------------------------------------------------------------------
                                            9.       SOLE DISPOSITIVE POWER -                               59,015

------------------------------------------------------------------------------------------------------------------------
                                            10.      SHARED DISPOSITIVE POWER -                                  0

------------------------------------------------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      59,015

------------------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                            [ ]
------------------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                               (*)

------------------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON                                                                         CO
------------------------------------------------------------------------------------------------------------------------



* Less than 1%


                                  SCHEDULE 13D

------------------------------------------------------------------------------------------------------------------------
CUSIP No.  784 178 105
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Sillerman Commercial Holdings Partnership L.P.

------------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) |X|
                                                                                                          (b)
------------------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

                  Not Applicable

------------------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                          [ ]
------------------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

------------------------------------------------------------------------------------------------------------------------
  NUMBER OF SHARES BENEFICIALLY OWNED BY    7.       SOLE VOTING POWER -                                   999,862
             EACH PERSON WITH
------------------------------------------------------------------------------------------------------------------------
                                            8.       SHARED VOTING POWER -                                       0

------------------------------------------------------------------------------------------------------------------------
                                            9.       SOLE DISPOSITIVE POWER -                              999,862

------------------------------------------------------------------------------------------------------------------------
                                            10.      SHARED DISPOSITIVE POWER -                                  0

------------------------------------------------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                     999,862

------------------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                               [ ]
------------------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                  1.6%

------------------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON                                                                         CO
------------------------------------------------------------------------------------------------------------------------


                                  SCHEDULE 13D

-----------------------------------------------------------------------------------------------------------------------
CUSIP No.  784 178 105
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Sillerman Investment Corporation

-----------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a)  |X|
                                                                                                          (b)
-----------------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY
-----------------------------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

                  Not Applicable

-----------------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                          [ ]
-----------------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

-----------------------------------------------------------------------------------------------------------------------
  NUMBER OF SHARES                          7.       SOLE VOTING POWER -                                      999,862
BENEFICIALLY OWNED BY
  EACH PERSON WITH
-----------------------------------------------------------------------------------------------------------------------
                                            8.       SHARED VOTING POWER -                                          0

-----------------------------------------------------------------------------------------------------------------------
                                            9.       SOLE DISPOSITIVE POWER                                   999,862

-----------------------------------------------------------------------------------------------------------------------
                                            10.      SHARED DISPOSITIVE POWER -                                     0

-----------------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                         999,862

-----------------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                 [ ]
-----------------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                    1.6%

-----------------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON                                                                             CO
-----------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------------------------------------------------------------------------------------
CUSIP No.  784 178 105
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Tomorrow Foundation

-----------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a)  |X|
                                                                                                          (b)
-----------------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY
-----------------------------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

                  Not Applicable

-----------------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                          [ ]
-----------------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York

-----------------------------------------------------------------------------------------------------------------------
  NUMBER OF SHARES BENEFICIALLY OWNED BY    7.       SOLE VOTING POWER -                                            0
  EACH PERSON WITH
-----------------------------------------------------------------------------------------------------------------------
                                            8.       SHARED VOTING POWER -                                          0

-----------------------------------------------------------------------------------------------------------------------
                                            9.       SOLE DISPOSITIVE POWER -                                 355,179

-----------------------------------------------------------------------------------------------------------------------
                                            10.      SHARED DISPOSITIVE POWER -                                     0

-----------------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                         355,179

-----------------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                   [ ]
-----------------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                      [*]

-----------------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON                                                                             CO
-----------------------------------------------------------------------------------------------------------------------


* Less than 1%

ITEM 1. SECURITY AND ISSUER.


     This Amendment No. 3 to the Statement on Schedule 13D, originally filed on July 15, 1998, as amended by Amendment No. 1 thereto dated October 13, 1998, and by Amendment No. 2 thereto dated October 18, 1999 (as so amended, the "Original Statement"), relates to shares of Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), of SFX Entertainment, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 650 Madison Avenue, 16th Floor, New York, New York 10022. This Amendment No. 3 amends and supplements the Original Statement and should be read in conjunction therewith. Unless set forth below, all previous items remain unchanged.


ITEM 2. IDENTITY AND BACKGROUND


     Item 2(a) of the Original Statement is hereby supplemented with the following information:




      Pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act, this
Schedule 13D is being filed by Robert F.X. Sillerman, Howard J. Tytel, Sillerman Communications Management Corporation, a New York corporation ("SCMC"), Sillerman Commercial Holdings Partnership L.P., a Delaware limited partnership (the "Sillerman Partnership"), Sillerman Investment Corporation, a Delaware corporation ("SIC"), and the Tomorrow Foundation, a New York not-for-profit corporation. These persons (collectively, the "Reporting Persons") are making this single joint filing as they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

     Items 2(b)-(c) of the Original Statement are hereby supplemented with the following information:

Sillerman Partnership

     The Sillerman Partnership, a Delaware limited partnership, is a general investment partnership. The Sillerman Partnership's business address and the address of its principal office is 159 East 70th Street, New York, New York 10021. SIC is the sole general partner of the Sillerman Partnership.

SIC

     SIC, a Delaware corporation, is the sole general partner of the Sillerman Partnership and has the sole power to vote and dispose of the shares of Class A Common Stock held by the Sillerman Partnership. SIC's business address and the address of its principal office is 159 East 70th Street, New York, New York 10021. Mr. Sillerman is the sole shareholder, the sole director and the Chairman and President of SIC.

Tomorrow Foundation

     The Tomorrow Foundation is a New York not-for-profit corporation that engages in charitable activities. Tomorrow Foundation's business address and the address of its principal office is 650 Madison Avenue, New York, New York 10022. Mr. Sillerman has the sole power to vote the shares of Class A Common Stock held by the Tomorrow Foundation and is a director and executive officer of the Tomorrow Foundation.

     Items 2(d)-(e) of the Original Statement are hereby supplemented with the following information:

     (d) During the last five years, none of the Sillerman Partnership, SIC or the Tomorrow Foundation nor, to the best of their knowledge, any executive officer or director thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Sillerman Partnership, SIC or the Tomorrow Foundation nor, to the best of their knowledge, any executive officer or director thereof has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the Original Statement is hereby supplemented with the following information:


     Mr. Sillerman paid $5,810,886 from his personal funds to purchase an aggregate of 361,080 shares of Class A Common Stock upon the exercise of Company stock options reported herein.


ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 of the Original Statement is supplemented with the following information:


     On December 16, 1999, Mr. Sillerman exercised options to purchase shares of Class A Common Stock as follows: (i) 1,080 shares at an exercise price of $20.45 per share, and (ii) 360,000 shares at an exercise price of $16.08 per share.
Mr. Sillerman acquired these securities for investment purposes.

     On March 10, 2000, Mr Sillerman contributed 999,862 shares of Class A Common Stock held of record by Mr. Sillerman to the Sillerman Partnership. The Sillerman Partnership acquired the 999,862 shares of Class A Common Stock from Mr. Sillerman for investment purposes.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Items 5(a)-(b) of the Original Statement are hereby supplemented with the following information:


     As of March 9, 2000, there were 64,224,010 shares of Class A Common Stock and 2,545,557 shares of Class B Common Stock outstanding. Except as otherwise set forth herein, Mr. Sillerman has the sole power to vote and dispose of the shares of Common Stock reported hereby.


     Robert F.X. Sillerman

     Robert F.X. Sillerman beneficially owns 9,453,216 shares of Class A Common Stock, or approximately 13.8% of the outstanding shares of Class A Common Stock, after giving effect to the assumed conversion of the shares of Class B Common Stock beneficially owned by him, through his beneficial ownership of: (i) 3,023,926 shares of Class A Common Stock and 2,286,253 shares of Class B Common Stock held of record by Mr. Sillerman, (ii) 1,291,311 shares of Class A Common Stock beneficially owned by Mr. Tytel, with respect to which Mr. Sillerman has sole voting power, (iii) 355,179 shares of Class A Common Stock held of record by the Tomorrow Foundation, with respect to which Mr. Sillerman has sole voting power, (iv) 59,015 shares of Class A Common Stock which are held of record by SCMC, (v) 999,862 shares of Class A Common Stock held of record by the Sillerman Partnership and (vi) 1,437,670 shares of Class A Common Stock issuable upon exercise of Company stock options held by Mr. Sillerman that are either currently exercisable or exercisable within sixty days hereof.


     Howard J. Tytel


     Mr. Tytel beneficially owns 1,291,311 shares of Class A Common Stock, or 2% of the outstanding shares of Class A Common Stock, with respect to all of which Mr. Tytel has sole power to dispose and Mr. Sillerman has the sole power to vote. Mr. Tytel also has an economic interest in SCMC, which beneficially owns 59,015 shares of Class A Common Stock, although he does not have voting or dispositive power with respect to such shares.


     SCMC


     SCMC beneficially owns 59,015 shares of Class A Common Stock, or less than 1% of the outstanding shares of Class A Common Stock. SCMC has sole voting and dispositive power with respect to these shares.


     Executive Officers and Directors of SCMC

     The holdings of Messrs. Sillerman and Tytel are described above and are incorporated herein by reference.

      Thomas P. Benson beneficially owns 45,501 shares of Class A Common Stock, or less than 1% of the outstanding shares of Class A Common Stock. Mr. Benson has sole voting and dispositive power with respect to these shares.

     Richard A. Liese beneficially owns 7,200 shares of Class A Common Stock, or less than 1% of the outstanding shares of Class A Common Stock. Mr. Liese has sole voting and dispositive power with respect to these shares.

     Tomorrow Foundation


     The Tomorrow Foundation beneficially owns 355,179 shares of Class A Common Stock, or less than 1% of the outstanding shares of Class A Common Stock, with respect to all of which the Tomorrow Foundation has sole power to dispose and Mr. Sillerman has the sole power to vote. Mr. Sillerman is a director and executive officer of the Tomorrow Foundation.


     Sillerman Partnership


     The Sillerman Partnership beneficially owns 999,862 shares of Class A Common Stock, or 1.6% of the outstanding shares of Class A Common Stock. SIC, as general partner of the Sillerman Partnership, has sole voting and dispositive power with respect to these shares. Mr. Sillerman is the sole shareholder, sole director and the Chairman and President of SIC.

     Item 5(c) of the Original Statement is hereby supplemented with the following information:



     On December 16, 1999, Mr. Sillerman exercised options to purchase shares of Class A Common Stock as follows: (i) 1,080 shares at an exercise price of $20.45 per share and (ii) 360,000 shares at an exercise price of $16.08 per share.

     On March 10, 2000, Mr. Sillerman contributed 999,862 shares of Class A Common Stock held of record by Mr. Sillerman to the Sillerman Partnership. The Sillerman Partnership acquired these shares from Mr. Sillerman for investment purposes.


     Item 5(d) of the Original Statement is hereby supplemented with the following information:


     On February 28, 2000, SFX Entertainment, Inc. entered into an Agreement and Plan of Merger (the "Merger Agreement") with Clear Channel Communications, Inc. ("Clear Channel") and CCU II Merger Sub, Inc. ("CCU") pursuant to which CCU would merge with and into SFX Entertainment, Inc. (the "Merger"), such that SFX Entertainment, Inc. would become a wholly-owned subsidiary of Clear Channel. In connection with the execution and delivery of the Merger Agreement, Mr. Sillerman entered into a Stockholder Agreement (the "Stockholder Agreement") pursuant to which he agreed to vote all shares of Class A Common Stock and Class B Common Stock owned by him in favor of the Merger and certain related matters. In addition, pursuant to the Stockholder Agreement, Clear Channel would be entitled, under certain circumstances, to a portion of the proceeds from the sale of the shares of Class A or Class B Common Stock owned by Mr. Sillerman and his affiliates in an alternative transaction to the Merger. Please refer to the Stockholder Agreement, which has been filed as an exhibit to this Amendment, for the complete terms thereof.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


     Item 6 of the Original Statement is supplemented with the following information:

     Stockholder Agreement


     On February 28, 2000, SFX Entertainment, Inc. entered into the Merger Agreement with Clear Channel and CCU pursuant to which CCU would merge with and into SFX Entertainment, Inc., such that SFX Entertainment, Inc. would become a wholly-owned subsidiary of Clear Channel. In connection with execution and delivery of the Merger Agreement, Mr. Sillerman entered into the Stockholder Agreement pursuant to which he agreed to vote all shares of Class A Common Stock and Class B Common Stock owned by him in favor of the Merger and certain related matters. In addition, pursuant to the Stockholder Agreement, Clear Channel would be entitled, under certain circumstances, to a portion of the proceeds from the sale of the shares of Class A or Class B Common Stock owned by Mr. Sillerman and his affiliates in an alternative transaction to the Merger. Please refer to the Stockholder Agreement, which has been filed as an exhibit to this Amendment, for the complete terms thereof.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 of the Original Statement is supplemented with the following information:


     5. Stockholder Agreement, dated February 28, 2000, between Clear Channel Communications, Inc. and Robert F.X. Sillerman.

     6. Agreement, dated March 13, 2000, among the Reporting Persons relating to the filing of a joint statement on Schedule 13D.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 3 to
Schedule 13D is true, complete and correct.



Dated:  March 13, 2000



                                /s/ Robert F.X. Sillerman
                                ----------------------------
                                Robert F.X. Sillerman

                                /s/ Howard J. Tytel
                                ----------------------------
                                Howard J. Tytel


                                Sillerman Communications Management Corporation


                                By: /s/ Robert F.X. Sillerman
                                    -------------------------
                                    Name:  Robert F.X. Sillerman
                                    Title:  Chief Executive Officer


                                Sillerman Communications Holdings
                                Partnership L.P.


                                By: Sillerman Investment Corporation,
                                      as general partner


                                    By: /s/ Robert F.X. Sillerman
                                       --------------------------
                                       Robert F.X. Sillerman
                                       President


                                Sillerman Investment Corporation


                                By: /s/ Robert F.X. Sillerman
                                    -------------------------
                                    Name:  Robert F.X. Sillerman
                                    Title:  President


                                 Tomorrow Foundation


                                 By: /s/ Robert F.X. Sillerman
                                     -------------------------
                                     Name:  Robert F.X. Sillerman
                                     Title:  Vice Chairman of the Board
                                             of Directors and Vice President